STATE OF NEVADA



ROSS MILLER *Secretary of State*		*SCOTT W. ANDERSON* *Deputy Secretary* *for Commercial Recordings*

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

February 26, 2010

Job Number: C20100226-0385
Reference Number: 00002614679-25
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20100122777-99	Amendment	1 Pages/1 Copies

Respectfully,



ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20100226-0385
You may verify this certificate
online at **http://www.nvsos.gov/**



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Ross Miller Secretary of State State of Nevada	**20100122777-99**
	Filing Date and Time **02/25/2010 5:00 PM**
	Entity Number **E0495892009-5**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Titan Gold Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1. The name of the corporation shall be: Tundra Gold Corp.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X ~~Gurpartap Singh Basra~~
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09